						Exhibit 12.1
						7/28/2008
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2007
and the year to date June 30, 2008

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2003	2004	2005	2006	2007	2008
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$120,827	$131,299	$121,915	$131,840	$137,594	$64,401
Interest expense, net of amounts capitalized	14,369	13,724	13,828	18,639	18,158	8,833
Distributions on mandatorily redeemable preferred securities	2,520	630	0	0	0	0
AFUDC - Debt funds	0	0	0	0	12	58

Earnings as defined	$137,716	$145,653	$135,743	$150,479	$155,764	$73,292

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$10,116	$9,067	$10,490	$11,808	$12,441	$7,531
Interest on affiliated loans	55	2,218	3,284	3,882	4,095	409
Interest on interim obligations	0	0	437	1,425	0	0
Amort of debt disc, premium and expense, net	1,178	1,080	1,111	1,060	1,055	583
Other interest charges	3,020	1,359	(1,494)	464	579	368
Distributions on mandatorily redeemable preferred securities	2,520	630	0	0	0	0

Fixed charges as defined	$16,889	$14,354	$13,828	$18,639	$18,170	$8,891

RATIO OF EARNINGS TO FIXED CHARGES	8.15	10.15	9.82	8.07	8.57	8.24